Filed Pursuant to Rule 424(b)(3)
                                              Registration No. 333-112598



PROSPECTUS SUPPLEMENT NO. 8
TO PROSPECTUS DATED APRIL 21, 2004



                     CASUAL MALE RETAIL GROUP, INC.
                  $100,000,000 Principal Amount of
              5% Convertible Subordinated Notes Due 2024
                                and
      Shares of Common Stock Issuable Upon Conversion of the Notes
                        _________________

       This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $100 million aggregate principal amount of 5% Convertible Subordinated Notes due 2024 issued by Casual Male Retail Group, Inc. and the shares of common stock issuable upon conversion of the notes.

       This prospectus supplement should be read in conjunction with the prospectus dated April 21, 2004, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

       Investing in the notes or the common stock offered by the prospectus involves risks that are described in the "Risk Factors" section beginning on page 8 of the prospectus.
                         _________________
       Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                         _________________
       The date of this prospectus supplement is June 21, 2006.



       The information in the table appearing under the heading "Selling Securityholders" beginning on page 46 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superceding the information with respect to persons listed in the prospectus that are listed below.

       The following table sets forth certain information as of May 18, 2006, except where otherwise noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $10.65 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the named selling securityholders will sell all of the notes or convert all of the notes and sell all of the common stock issuable upon conversion of the notes offered by this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.



                                                             Other
                                              Shares     Shares of
                 Aggregate                        of        Common
                 Principal                    Common         Stock
                    Amount                     Stock  Beneficially
                        Of                  Issuable  Owned Before  Percentage
                     Notes   Percentage         Upon  the Offering          of
              Beneficially           of   Conversion   and Assumed      Common
                     Owned        Notes       Of the   to be Owned       Stock
                       And  Outstanding        Notes     Following Outstanding
Name*              Offered           **          ***  the Offering        ****
-----------     -------------  ----------- ---------  ------------- ----------
Arch Reinsurance
Ltd. (1)          $270,000          -       25,353        7,982 (2)         -

______________
* 	Other selling securityholders may be identified at a later date.

	Certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholders did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to registration statement of which this prospectus is a part to designate such person as an "underwriter" within the meaning of the Securities Act of 1933.

**	Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding notes.

***	Assumes conversion of all of the holder's notes at our initial conversion rate of approximately 93.90 shares of common stock per 1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of Notes-Conversion." As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under "Description of Notes-Conversion."

****	Based on the 35,320,656 outstanding shares of common stock of the
Company as of May 18, 2006, none of these selling securityholders would beneficially own 1% or more of the outstanding shares following the sale of securities in the offering.

(1)	Oaktree Capital Management, LLC ("Oaktree") is the investment manager of the selling securityholder with respect to the aggregate principal amount of notes set forth next to the selling securityholder's name.
Oaktree does not own an equity interest in such selling securityholder, but has voting and dispositive power over the aggregate principal amount of such notes. Mr. Andrew Watts is a managing director of Oaktree and is the portfolio manager for the selling securityholder.
Mr. Watts, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of such notes (and the underlying shares of common stock), except for their pecuniary interest therein.

(2)	Represents shares of common stock issuable upon conversion of $85,000 aggregate principal amount of other convertible notes held by such selling securityholder.